UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*





                                   Cosi, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                    22122P101
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                                 (CUSIP Number)


                               December 31, 2009
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             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                [ ] Rule 13d-1(b)
                [X] Rule 13d-1(c)
                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   22122P101
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(1)     Names of Reporting Persons.  I.R.S. Identification Nos. of Above Persons
        (entities only):

                Jonathan Gallen
--------------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)  [ ]                 (b)  [ ]
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned
   by Each Reporting Person With       (5) Sole Voting Power:         2,000,000*
                                           -------------------------------------
                                       (6) Shared Voting Power:               0
                                           -------------------------------------
                                       (7) Sole Dispositive Power:    2,000,000*
                                           -------------------------------------
                                       (8) Shared Dispositive Power:          0
                                           -------------------------------------
--------------------------------------------------------------------------------

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  2,000,000*
--------------------------------------------------------------------------------

(10)    Check if  the Aggregate Amount  in Row (9) Excludes Certain  Shares (See
        Instructions):    N/A
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(11)    Percent of Class Represented by Amount in Row (9):   3.93%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person (See Instructions):    IA, IN
--------------------------------------------------------------------------------
* Based on 40,866,474 shares of common stock, par value $0.01 per share (the "Shares"), of Cosi, Inc. (the "Company"), outstanding as of November 4, 2009, as disclosed in the Company's quarterly report on Form 10-Q for the quarter ended September 28, 2009. As of December 31, 2009, Ahab Opportunities, L.P. ("Opportunities"), Ahab Opportunities, Ltd. ("Opportunities International") and one or more private investment accounts (the "Accounts") held in the aggregate 2,000,000 Shares. Jonathan Gallen possesses sole power to vote and direct the disposition of all securities of the Company held by Opportunities, Opportunities International and the Accounts. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen is deemed to beneficially own 2,000,000 Shares, or 3.93% of the Shares deemed issued and outstanding as of December 31, 2009.

Item 1(a).  Name Of Issuer:   Cosi, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            1751 Lake Cook Road, Deerfield, Illinois  60015


Item 2(a).  Name of Person Filing:  Jonathan Gallen

Item 2(b).  Address  of  Principal  Business  Office  or,  if  None,  Residence:
            299 Park Avenue, 17th Floor, New York, New York  10171

Item 2(c).  Citizenship:  United States

Item 2(d). Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2(e).  CUSIP No.:   22122P101


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not applicable.


Item 4.     Ownership

           (a)  Amount Beneficially Owned (as of December 31, 2009):  2,000,000*

           (b)  Percent of Class (as of December 31, 2009):               3.93%*

           (c)  Number of Shares as to which the person has:

                (i)  sole power to vote or to direct the vote         2,000,000*

               (ii)  shared power to vote or to direct the vote               0

              (iii)  sole power to dispose or to direct the
                     disposition of                                   2,000,000*

               (iv)  shared power to dispose or to direct the
                     disposition of                                           0


-----------------------
* Based on 40,866,474 shares of common stock, par value $0.01 per share (the "Shares"), of Cosi, Inc. (the "Company"), outstanding as of November 4, 2009, as disclosed in the Company's quarterly report on Form 10-Q for the quarter ended September 28, 2009. As of December 31, 2009, Ahab Opportunities, L.P. ("Opportunities"), Ahab Opportunities, Ltd. ("Opportunities International") and one or more private investment accounts (the "Accounts") held in the aggregate 2,000,000 Shares. Jonathan Gallen possesses sole power to vote and direct the disposition of all securities of the Company held by Opportunities, Opportunities International and the Accounts. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen is deemed to beneficially own 2,000,000 Shares, or 3.93% of the Shares deemed issued and outstanding as of December 31, 2009.

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X]


Item 6.   Ownership of More Than Five Percent on Behalf of Another Person

          Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

          Not Applicable.


Item 8.   Identification and Classification of Members of the Group

          Not Applicable.


Item 9.   Notice of Dissolution of Group

          Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     February 16, 2010


                                     /s/ Jonathan Gallen
                                     -------------------------------------------
                                     Jonathan Gallen,  in  his capacity  as  the
                                     investment manager for  Ahab Opportunities,
                                     L.P.,  Ahab  Opportunities,  Ltd.  and  the
                                     Accounts



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)